REPORT on the GEOLOGY and MINERAL POTENTIAL

of 'SHIVEE TOLGOI' PROPERTY, SOUTHERN GOBI

GOLD-COPPER BELT, MONGOLIA

In Map-area K-48-B 'Baruunsuu'

Latitude N 42° 00' - 44° 00'

Longitude E 105° 00' - 108° 00'

Prepared for

ENTRÉE RESOURCES INC.
Suite 1700 - 1075 West Georgia Street
Vancouver, B.C., Canada
V6E 3C9

By

Andrejs Panteleyev, Ph.D., P.Eng.
XDM Geological Consultants, Inc.

XDM Geological Consultants Inc.

ILLUSTRATIONS
Figure 1 - Location map showing geologic terranes in Mongolia; terranes are named in the text	5
Figure 2 - Mineral concessions in southern Gobi area, sheet K-48-B	8
Figure 3 - Geology of Shivee Tolgoi, zones I to III	13
Figure 4 - Chargeability in %, Shivee Tolgoi zones I to III; assay sample sites AX1,2,3	18
Figure 5 - Chargeability pseudosection, line 410, zone III	21

SUMMARY

The Shivee Tolgoi exploration project of Entrée Resources Inc. is being conducted on three mineral exploration concessions recently optioned from a private Mongolian company. The three contiguous concessions occupy an area of 179,594 hectares in the currently active southern Mongolian porphyry gold-copper belt. The main zones of exploration interest, referred to as the Shivee Tolgoi prospect, are little more than ten kilometres to the northwest of the large porphyry gold-copper deposit recently discovered at Oyu Tolgoi (Turquoise Hill) and currently being explored by Ivanhoe Mines.

The concessions are located in the Gobi desert region of southern Mongolia, about 540 kilometres to the south of the capital city, Ulaan Baatar in Umnugobi (Ömnögovi) Aimag (Province). Two of the concessions encompass the property in which the Oyu Tolgoi deposit is located, and the third lies to the west.

The three concession were granted to Mongol Gazar Co., Ltd in 2001 by the Mineral Resource Authority of Mongolia. Entrée Resources Inc. recently entered into an agreement with Mongol Gazar to earn up to sixty percent interest in the property over the next five years by way of payments, issues of stock and work commitments.

The property is underlain by mainly Silurian to Devonian volcanic rocks that have been intruded by a number of Carboniferous, and younger, intrusions. The most important intrusions appear to be a series of small, hydrothermally altered, fine grained quartzose stocks, quartz-feldspar porphyries and syenite dykes. Large structurally bounded zones of advanced argillic quartz-alunite alteration grade laterally out into quartz-sericite, sericite/illite, clay and chlorite zones and appear to be associated with the small intrusive bodies. In other areas there are widespread siliceous, leached rocks with sericite and sericite/illite alteration passing outward into peripheral propylitic zones. Pyrite occurs locally but overall the rocks are severely weathered and leached at surface. In a few places in the zones of alteration quartz stockworks are present indicating a porphyry copper style of mineralization. A chip sample from one quartz vein near the margin of one of the altered zones returned 8.05 grams gold per tonne.

Reconnaissance geochemical sampling has identified zones with anomalous gold values in soils and rock samples. Induced polarization geophysical surveys have outlined large zones of high chargeability that are coincident in most areas with the highly altered rocks. In total three main zones of exploration interest have been identified from combined geological, geochemical and geophysical studies but no trenching nor any other more definitive exploration work has been conducted to date. The property can be regarded to be very much a raw mineral prospect in a highly favourable area.

Exploration by mechanized trenching can make rapid advances in revealing the nature of the underlying, fresher rocks and the amount and style of mineralization present. Systematic sampling using high quality analytical facilities will provide both geochemical and assay data. Together with geological information, geophysical data and geochemical analytical results a drill programme can be initiated.

The Shivee Tolgoi prospect has many attributes of both porphyry copper-gold and high-sulphidation epithermal gold-silver deposits. Geological modeling based in part on the geology and alteration zoning, and directed towards anomalous zones outlined by IP geophysical surveys and geochemical sampling, can be used to focus and direct exploration efforts. In addition to the main Shivee Tolgoi showing, many other mineral occurrences on this very large property also need further assessment.

INTRODUCTION AND TERMS OF REFERENCE

Entrée Resources Inc. has recently entered into an agreement with a private Mongolian company, Mongol Gazar Co., Ltd to explore and develop three mineral exploration concessions in the southern Gobi desert (Figure 1). The main zone of exploration interest in the three contiguous concessions (the 'property') is referred to herein as the 'Shivee Tolgoi prospect' (Figure 2).

XDM Geological Consultants Inc., represented by Andrejs Panteleyev the writer of this report, was engaged by Entrée Resources Inc. to examine the Shivee Tolgoi property, assess its exploration potential, and outline a two-phase exploration programme to evaluate its gold and copper potential. This technical report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1.

Personal observations made during a field examination of the most significant zones of alteration in parts of Concessions 3148 and 3136 during June 1, 2 and 4, 2002 are the basis for this report. Visits to other nearby zones of exploration interest in the region were made during June 3, 5 and 6 in order to gain a better perspective on the geological setting and mineral potential of the region. The writer was accompanied in the field by senior staff of Mongol Gazar Co., Ltd. including Head of Geological Department Mr. A. Gotovsuren, Chief Geologist Mr. P. Batchuluun and International Affairs Officer Mr. D. Batsaikhan. Other information obtained previously by Mongol Gazar including geophysical, geochemical and geological survey data has also been considered in the preparation of this report.

The writer has good working knowledge of the geological settings and styles of mineralization in porphyry copper deposits as well as epithermal gold-silver deposits that can occur in shallow intrusive and subvolcanic environments. The writer has studied and reported on similar mineralized environments in the Canadian Cordillera for over 37 years. During the past seven years he has become familiar with similar geological settings in the Andean Cordillera where porphyry copper deposits and related geologically high-level alteration zones referred to by Sillitoe (1995) as 'lithocaps' are commonplace.

Units of measure in this report are metric; monetary amounts referred to are in United States dollars. Illustration accompanying this report (Figures 2 to 5) were adapted from information provided to the writer by Mongol Gazar Co., Ltd.

90°
100°
110°
120°
50°
45°
40°
RUSSIA
CHINA
OZ
K-WS
T-M
T-M
K-K
SM
SM
SG
Main Mongolian Lineament
Erdenet
Ulaan Baatar
Bayan Uul
Mandalgovi
Tailag Uul
Shuteen
Tsagaan Suvarga
Oyut Ulaan Tolgoi
Olon Ovoot
Kharmagtai
Dalandzagad
Ikh Shanhai Range
Shivee Tolgoi
Oyu Tolgoi
Talyn Meltes Bulag
0 kilometres 500
N
Mineralization Types
Porphyry Copper-gold
Porphyry Copper Lithocap
Tourmaline Breccia Pipe
Sediment-hosted Gold
Low-sulphidation Epithermal Gold Vein
Pluton-related Gold Vein
Metamorphogenic Gold
From Sillitoe et al. 1996, after Sengör et al. 1993

DISCLAIMER

The writer spent two days at the Shivee Tolaoi prospect, the first day examining Zone I and the second at Zones II and III. He focussed on assessing the styles of mineralization and mineral potential of the area by mainly examining hydrothermal alteration zones and by considering genetic models for mineralization in porphyry copper and epithermal deposit settings that can be applied to this property. Another half day was spent examining other showings elsewhere on the property. The writer has utilized geological mapping by Mongol Gazar's chief Geologist Mr. P. Batchuluun, shown on Figure 3, as a guide to the main zones of exploration interest. The assessment and use of geochemical and geophysical data came about through discussions with Mongol Gazar's senior geological staff. Geophysical maps were provided at the field camp by Mongol Gazar geophysicists. The discussion presented herein has benefited from these interactions but the geological interpretations and conclusions in this report are entirely those of the writer. The financial terms of the option agreement are quoted from material filed in compliance with the Securities Act (British Columbia).

PROPERTY DESCRIPTION and LOCATION

The Shivee Tolgoi property for which an agreement has been recently signed between Entrée Resources Inc. and the Mongolian company Mongol Gazar Co., Ltd consists of three contiguous mineral exploration 'Properties' or 'Concessions': 3136X Togoot (104,484 ha), 3148X Shivee Tolgoi (54,760 ha) and 3150X Javhlant (20,346 ha). The concessions are shown on Figure 2. The concessions were granted by the Mineral Resources Authority of Mongolia (MRAM) on the following dates: 3136X Togoot March 30, 2001, 3148X Shivee Tolgoi - April 03, 2001 and 315OX Javhlant - April 03, 2001. The concessions have not been legally surveyed; they are granted on the basis of 'map staking'.

The concessions are contained within the area of map K-48-B "Baruunsuu" in the southern Gobi region in the Umnugobi (Ömnögovi) Aimag (Province). The Togoot Concession is in Bayan Ovoo Sum (Township or District) and the Shivee Tolgoi and Javhlant Concessions are in Hanbogd-Bayan Ovoo Sums. The Shivee Tolgoi prospect, or main area of exploration interest, lies about 80 kilometres to the north of the border with China.

Entrée Resources Inc. has entered into agreement with Mongol Gazar Co., Ltd, the owner of the concessions, to acquire up to sixty percent interest in the three mineral concessions. In order to earn the interest the company must reimburse the owner for up to $200,000 in previous expenditures and spend $500,000 in exploration and development of the concessions during the first year of the agreement. During the next four years Entrée Resources commits to further expenditures on the property totaling $12,000,000, and to issuing the owners annually 1,000,000 common shares of Entrée Resources Inc. In consideration of these payments, share issuances and expenditures, Entrée Resources will receive a fifteen percent interest in the concession after two years, and an additional 15 percent interest after each of the third, fourth and fifth years.

Once Entrée Resources has earned its interest, it will enter into a joint venture with Mongol Gazar for the further development of the concessions. Mongol Gazar will receive a two percent net smelter return on mineral production from the concessions. Entrée Resources may purchase one-half of the net smelter return for US$10,000,000.

An exploration concession is granted in Mongolia for a period of up to three years with rights for a two-year renewal. The concessions are kept in good standing by payment to the Mineral Resource Authority of set annual fees escalating from US$0.05 to $1.00 per hectare over the course of the five year tenure. A property can be reduced in size selectively by nonpayment on specified areas. After the five-year exploration license matures, a mining license can be applied for and is granted for sixty years. To comply with regulations governing exploration activities companies are required to file an annual work plan and provide a summary report at the conclusion of exploration activities that includes a discussion of environmental impacts.

The small hill that Shivee Tolgoi property is named after is located at latitude N 43° 06' 04.7" and longitude E 106° 46' 42.8" in the northern part of Zone I, the easternmost zone of notable hydrothermal alteration in the immediate Shivee Tolgoi main showing area (Figure 3). This location is about 535 kilometres south of the capital city of Ulaan Bataar and about 10.5 kilometers to the northwest of the major porphyry gold-copper deposit recently identified at Oyu Tolgoi.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

Shivee Tolgoi property by direct line from Ulaan Baatar is about 540 kilometres due south. By road it is approximately 640 kilometres with travel time for this distance by four-wheel drive vehicle of about 12 hours. The highway leaving Ulaan Baatar is paved for the first 26 kilometres and then it turns into a series of unimproved, rough dirt roads that can be followed southward through grassy steppe lands to Mandaigovi (Figure 1). Further south in the drier, rocky desert terrain the roads become a series of well established to nebulous dirt tracks. Familiarity with navigation by global positioning system (GPS) is useful in the southernmost regions of the Gobi desert; road signs are nonexistent and travel is commonly done overland by whatever route seems expedient.

The climate in the Gobi desert is typical of an interior landlocked plateau - highly variable with rapid changes and extremes. The sky remains clear for most of the year and makes for intense sunlight. Summers (July to September) are hot; temperatures commonly reach 40 degrees Celsius. Winters (November to April) are typical of subarctic interior regions - cold with temperatures to minus 30 degrees, or lower.

44°00'
Shuteen
Ikh Shanhai
43°40'
43°20'
3136
Mogoi
3148
Shivee Tolgoi
Togoo Uul
43°00'
Oyu Tolgoi
3150
Shivee Uul
Alag Tolgoi
Khatsavch
42°40'
10 0 10 20 30
kilometres
42°20'
105°30'
106°00'
107°00'
108°00'
Areas licensed for Mongol Gazar Co., Ltd
Areas licensed for Ivanhoe Mines
Areas prepared for licensing
Areas licensed for other companies
Mineral Prospects
Major prospects
Cu
Au
Occurrences
Cu
Au
As
Ag

Snow in the Gobi is not uncommon during the winter. In spring (May to June) and early July it can be very windy with strong winds from the northwest giving rise to sandstorms and thunderstorms. A small amount of rainfall takes place generally during the warmest part of the year (mid-July to September) but total annual precipitation is commonly less than 100 millimetres.

Local resources are few. The sparse population is made up of nomadic herders who tend flocks of camels, sheep, goats and horses. Water supply is dependable from clean wells that appear to have a stable groundwater table at depths of 1 to 2 metres.

Infrastructure is basic but many of the needs required to support exploration activities can be met locally. Aimag (Province) capitals or 'centres', Mandalgovi, Dundgovi Aimag (populations around 53,000) is about 300 kilometres due north of Shivee Tolgoi and Dalanzadgad, Ömnögovi Aimag (populations around 45,000) is about 185 kilometres to the west. There can be found basic services such as fuel and foodstuff supplies, tire and simple mechanical repairs, limited accommodation and telephone communications. Both cities have airports with scheduled air service to Ulaan Baatar. Small villages such as Hanbogd, Bayan Ovoo, and other smaller enclaves, offer closer sources of fuel and basic supplies.

Heavy machinery, such as vehicles, bulldozers and excavators as well as diamond drilling equipment and operators, can be contracted from Ulaan Baatar and transported to the property in about twenty-four hours. Another possibility is to utilize the considerable resources, including diamond drills and personnel, available from Mongol Gazar Co., Ltd. Direct air transportation to the property from Ulaan Baatar by large, multi-passenger helicopters can be arranged with the Mongolian national airline 'MIAT'.

Despite remoteness of the southern Gobi there are factors conducive to economic development in the region. Road building will not be difficult in the generally flat-lying to gently rolling terrain where essentially straight line routing is possible. Railway connection to the Trans Mongolian Railway is a possible but daunting option that would require a new 400 kilometre rail line to be built to the northeast. However if a rail connection is established between the nearby Oyu Tolgoi deposit and the Chinese national rail system, a spur line extension to Shivee Tolgoi property of only about 11 to 12 kilometres will be needed. Electrical power will most economically be derived from local coal-fired facilities, as is common throughout much of Mongolia. Abundant supplies of thermal coal are found at Tavan Tolgoi about 125 kilometres to the northwest of Shivee Tolgoi.

The physiography of the southern Gobi desert is characterized by pebbly flatlands and fields of hummocky sand dunes a metre to two metres in height characteristically anchored by hardy plants. The flat and sandy zones form low-lying areas between the more widespread undulating rocky rises, ridges and small ranges of hills. Topographic relief in the region is rarely more than 50 metres, with mean elevation around 1200 metres.

HISTORY

Government regional geological, geochemical and geophysical surveys were conducted in the region from 1985 to l988 by the Mongolian Geochemical Research Bureau. The resulting geochemical and metallogenic map (Map K-48-XI) shows a regional soil geochemical anomaly for arsenic and molybdenum as well as lead and manganese covering a few square kilometres at Shivee Tolgoi. Samples were not analyzed for gold. The Oyu Tolgoi deposit, about 10 kilometres to the southeast is shown on the same map as a porphyry copper occurrence with a surrounding zone anomalous in molybdenum, arsenic, strontium, silver and bismuth. The absence on the maps of a copper anomaly at both Shivee Tolgoi and Oyu Tolgoi is puzzling. It is perhaps explained by the intense leaching of copper sulphide minerals in outcroppings and the mobility of copper in this environment, coupled with the limitations of the spectrographic analytical method utilized. Drilling at Oyu Tolgoi demonstrates that copper is abundant at depth in the geochemically anomalous zone.

During the mid 1990's after new mining legislation was drafted in Mongolia the southern Gobi desert region became active for exploration in what became known as the 'South Mongolian (porphyry) copper-gold belt'. The area was examined by a number of companies and the importance of the Oyu Tolgoi occurrence was recognized by geologists of Magma Copper Company. After the takeover of Magma Copper by BHP in 1996, exploration continued at Oyu Tolgoi until 1999 when the company scaled back their worldwide exploration efforts. By 1999 a significant copper-gold resource had been identified at Oyu Tolgoi (Perelló et al., 2001). During this time BHP also conducted preliminary geological investigations and some reconnaissance geophysical work in other areas, including Shivee Tolgoi. In May, 2000 Ivanhoe Mines concluded an option agreement with BHP and took over exploration at Oyu Tolgoi. Ivanhoe Mines has been conducting an aggressive exploration programme there since that time.

Mongol Gazar Co., Ltd acquired exploration concessions 3148X (Shivee Tolgoi) and 3150X (Javhlant) in April 2001; they surround the Oyu Tolgoi concession (Figure 2). Entrée Resources Inc. entered into agreement with Mongol Gazar Co., Ltd in June 2002 to earn a majority interest in these two leases and an adjoining lease to the west (3136X Togoot). Work to date at the Shivee Tolgoi property consists of prospecting, rock and soil sampling, geological mapping in zones of interest and induced polarization (IP) and magnetometer surveys. Mongol Gazar has acquired BHP's IP and magnetic survey information. The work was performed on parts of Zones I, II and III (Figure 3) on a reconnaissance basis with lines spaced at 500 metre intervals.

GEOLOGICAL SETTING

Regional Setting

The South Gobi desert lies partly within a region that has been referred to as the South Mongolian tectonic unit (Figure 1). The tectonic units in Mongolia, or 'terranes' of similar geological origin, are shown on Figure 1 after Sengör et al., (1993). They include the South Mongolian (SM), Tuva-Mongol (T-M), Ozemaya (OZ), Khangai-Khentei (K-K), Kharkhirin-West Sayan (K-WS) and South Gobi (SG). The dashed line on the figure outlines the limits of Mesozoic magmatism.

The geotectonic setting of the South Mongolian terrane has been summarized by Perelló et al., (2001) from a large body of published scientific literature. The region is underlain predominantly by Paleozoic volcanic, sedimentary and intrusive rocks with widespread Mesozoic terrigenous cover. The volcanic rocks constitute the southernmost of three east-westerly trending belts of volcanic rocks in Mongolia; the other two belts are to the north and pass through Ulaan Baatar and Erdenet (Figure 1). During the Paleozoic the southern Mongolian region underwent accretion of numerous magmatic arcs and continental blocks. The Ordovician-Silurian units are thought to have formed in ocean-margin environments, the Devonian-Carboniferous represent mature island or continental arcs. A collage of tectonic units was assembled by the Permian through subduction processes with attendant collision, crustal shortening and strike-slip displacements. In the late Paleozoic rifting took place accompanied by some alkalic magmatism in a mature continental setting. The Mesozoic saw widespread deposition of terrigenous sediments, first in thrust-controlled foreland basins then later in more restricted lacustrine settings and finally in the Late Cretaceous as alluvial plain and eolian red bed deposits. The Late Cretaceous also began the onset of increasingly and conditions.

Local and Property Geology

Geological mapping in the areas of main geological interest, mainly Zones I, II and III, is shown on Figure 3. There are two main stratigraphic map-units believed to be Siluro-Devonian in age on the property. They occur as relatively flat-lying volcanic successions. In the northern part of the map area there are basaltic andesite flow rocks and the southern part of the area contains pyroclastic rocks of similar composition, mainly lithic ash and lapilli tuffs.

Outcroppings in the region tend to be dark in appearance due to a thin surficial veneer known as desert varnish. When broken the andesitic flowrocks are dark green to grey in colour and tend to be massive, fine-granular rocks without notable phenocrysts or fabric. Rarely mafic minerals can be seen, commonly as chloritized indistinct grains. Monomictic flow breccias occur locally. The pyroclastic rocks are massive to crudely layered with locally well bedded sections. The lithic fragments tend to be paler in colour than the matrix. Most commonly fragments are subrounded and range in size from coarse ash to lapilli; pyroclastic breccias are rare. If sedimentary rocks are present they are recessive weathering and are greatly subordinate to the volcanic rocks. Drilling will be needed to determine the stratigraphic sequence in any detail. At the nearby Oyu Tolgoi property similar rocks are described in which sedimentary units interbedded with volcanic rocks have been intersected in drill holes.

The main intrusive rocks in the map area as shown on Figure 3 consist of three map units. The largest bodies are granitic rocks that occur to the west of the area shown on the figure. They are possibly Devonian in age. In the eastern part of the mapped area the large granitic body in the southeast contains zones of syenitic rocks. This intrusion might be part of, or related to, the Permian alkaline Hanbogd complex or 'massif. There is no obvious genetic relationship between these large granitic bodies and mineralization; hydrothermal alteration appears to be related to the smaller intrusions described below. Possibly related to, or younger, than the large granitic intrusions is the east-west trending dyke that cuts Zone III and the northern part of Zone II. The composition of this dyke ranges from quartz bearing granite to a feldspathic, quartz deficient rock of syenitic composition. The youngest intrusive bodies are rhyolite dykes, sills and small domes/flow domes. They occur as dark-weathering splintery rocks that commonly form flow banded outcroppings that tend to be the most prominent ones in the area. These cream coloured to pale grey, sugary fine-granular rock in which rare, small rounded quartz phenocrysts can be seen form late, crosscutting bodies seemingly emplaced along fault zones.

Not shown on Figure 3 area because of their small size are a number of small, poorly exposed, fine grained quartzose intrusions of possible quartz dioritic composition, quartzfeldspar porphyries and syenite dykes. These rocks are probably the most interesting ones in the area because, at least in Zone III, they are hydrothermally altered and are possibly genetically associated with mineralization. The syenite dykes appear to be inter- or intra-mineral. This is implied by IP surveys indicating (Figure 5) that syenite dykes might have acted as impermeable barriers to hydrothermal fluids. This spatial relationship between syenite dykes that appear to pond hydrothermal fluids giving rise to good copper-gold mineralization has been described at Oyu Tolgoi (Ivanhoe Mines, 2002; C. Forster, personal communication, 2001).

Some quartz-feldspar porphyry dykes containing a small amount of pyrite were noted in the eastern side of Zone I. They occur near the edge of the alteration zone as pale, buff coloured, north-northeasterly trending, steeply dipping bodies a few metres wide; undoubtedly they are also present elsewhere on the property.

There is a small area covered by Cretaceous sedimentary rocks in the northeastern part of concession 3148, well away from the principal zones of interest.

The dominant structures on the property appear to be steep northerly- to northeasterly trending faults that create a block faulting geometry in the overall gently dipping stratigraphic units. The faults mark abrupt changes in geophysical patterns or define boundaries to alteration zones. Faults are rarely expressed in outcrops due to poor rock exposure, especially in the more highly altered zones. In quartz-alunite rocks of Zone I

Shivee Tolgoi el. 1267 m
Zone I
Zone II
Zone III
Limit of detailed geological investigations
AX1
AX2
AX3
0 400 metres
106°47'30"
43°05'00"
Lithologies
Quaternary
Rhyolite, commonly flow banded
Granitic and syenite dykes
Granite stocks, include some syenite and volcanic pendants at margin
Volcanic rocks:
flows (basaltic andesite)
tuffs
Alteration
Quartz, alunite ± clay minerals
Siliceous rocks ± sericite, clay, limonite
Pyrite-bearing rocks ± limonite
Quartz stockworks
Faults: observed, inferred
AX - sample site
4000
5000
6000
7000
8000
3000

After P. Batchuluun, Mongol Gazar Co. Ltd., 2002

near Shivee Tolgoi peak (Figure 3) there is locally developed a steeply-dipping foliation trending roughly north-south parallel to the larger faults along the margins of this alteration zone. In the eastern part of Zone I limonitic and vuggy chalcedonic quartz veins trending around 030 degrees were noted alongside a quartz-feldspar porphyry dyke. Similar auriferous veins in the northern part of Zone III also trend about 030 degrees. Within the fault blocks are some steeply dipping brittle structures trending west northwesterly with a fairly consistent azimuth trend of 110 degrees. These late fracture sets commonly have thin planar breccia bodies associated with them. The breccias are rarely more than a few centimetres in width and contain a mosaic of angular clasts in open clast-supported cavities. Mullions on these late fracture walls indicate normal movement stepping down to the south with a sinistral component.

DEPOSIT TYPES and MINERALIZATION

South Mongolian terrane hosts a large number of gold and gold-copper deposits. Some of the more notable ones are shown on Figure 1; many of these have been discovered only recently, The largest mineral occurrences, the porphyry copper-gold-molybdenum deposits, are associated with high-level intrusive rocks, commonly clusters of small intrusive bodies and related hydrothermal breccias. In addition to porphyry copper mineralization, through some unusual geologic circumstances, this Mongolian Paleozoic arc terrane has preserved a number of high level subvolcanic features that overlie potentially mineralized intrusions. These intensely altered rocks generally are quickly eroded and are rarely preserved in rocks older than Tertiary. The intensely hydrothermally altered rocks can represent the uppermost parts of porphyry deposits and are referred to as 'lithocaps' by Sillitoe (1995). The lithocap alteration zones themselves, or more commonly the rocks peripheral to or underlying them, are prospective for vein, breccia and replacement mineralization with gold-silver deposits of epithermal type, with or without base metals (Arribas, 1995; Sillitoe, 1999).

The alteration style observed at Zone I is consistent with that of (part of) a porphyry copper lithocap. Zoning appears to be typical of such an environment. There is a central, highly resistant central zone of massive quartz-alunite (the so called secondary or hydrothermal quartzite or 'beresite' in Russian literature). Both the quartz and alunite form dense, compact extremely fine grained massive to highly brecciated outcrops, typically with abundant red to black hematite ochre and rarely fine grained specular hematite on fractures. The alunite is very fine grained to porcelain-like and can be supergene or the product of near surface acid gas condensate reflux; supergene kaolinite is common. This alteration assemblage is rarely mineralized. Flanking and underlying this resistant central zone are more recessive alteration zones that typically progress outward from assemblages of advanced argillic clay minerals to quartz-sericite-pyrite, sericite/illite, clay-chlorite and chlorite. Mineralization is most likely to occur in the quartz-sericite-pyrite or flanking alteration zones. The presence of quartz stockworks in the southernmost and eastern parts of Zone I, away from the quartz-alunite core area, provide a good indication that this is a porphyry copper environment. A chip sample of the quartz stockworks at the southern end of Zone I (sample AX1, Figures 3 and 4) contains 0.01 gram gold per tonne; similar stockworks are also found along the northeastern margin of the zone. Alternatively, the quartz-alunite advanced argillic, acidsulphate alteration might be related to underlying or peripheral high-sulphidation style epithermal gold-silver-copper mineralization.

In this alteration zoning model the high IP chargeability along the flanks of the quartzalunite alteration in Zone I (Figure 4) would correspond to the potentially mineralized quartz-sericite-pyrite alteration and would be the prime exploration target. Mapping and sampling suggests that this recessive zone has sericitic alteration. Similarly in Zone III the alteration in the central alteration area appears to be sericite/illite and illite-chlorite. There the rocks are limonitic and are leached near surface so rock exposures are now siliceous. Small amounts of quartz-alunite have been noted in the eastern part of the altered zone by Mongol Gazar geologists and this suggests that erosion is deeper here than at Zone I. Zone III possibly exposes the eroded base of the quartz-alunite, advanced argillic lithocap and corresponds to the deeper, mineralized part of a vertically stacked lithocap alteration system. Otherwise there is little to be seen at surface in the southern part of Zone III from the poorly-exposed sparse, leached outcrops and granular, siliceous rock residue. However, along the northwestern border of the zone sparse quartz stockworks are present with translucent grey quartz cut by white quartz veinlets. This is a reassuring indication that this is alteration typical of a porphyry copper environment. A sample from a small outcrop containing quartz stockworks (sample AX2, Figures 3 and 4) contains 0.01 gram gold per tonne. Further to the north in Zone III, and following the north-trending structural grain of the zone, a single composite chip sample taken from a series of translucent grey chalcedonic to fine-granular quartz lenses up to 40 centimetres in width along a 45-metre discontinuous strike length produced an assay of 8.05 grams gold per tonne. This sample (AX3 on Figures 3 and 4) attests to the ability of hydrothermal fluids in this zone to carry gold.

Leaching of sulphide bearing outcrops has taken place but the amount of limonite is generally sparse and appears to consist of mainly goethite with a small jarosite component. Limonite minerals occur most commonly as disseminated spots and patches in small cavities, and as thin selvages on fractures. Pyrite is found in many of the surface exposures (Figure 3). These mineralogical observations suggest that the potential for the development of a significant supergene copper blanket is low. However IP results suggest otherwise. Cross sections such as that shown on Figure 5 suggest that there might be significant leaching with underlying oxide and supergene mineralization to depths of as much as 100 metres, or more. Trenching and drilling will be required to determine the depth of oxidation and the extent of a potential underlying copper enrichment 'blanket'.

The potential on the property for copper-gold mineralization in zones with sheeted quartz-magnetite veins with K-feldspar, and magnetite breccias such as those at Kharmagtai and parts of the Oyu Tolgoi deposit was not investigated. The zones of high magnetic response to the west of Zone III need to be checked for this style of mineralization.

EXPLORATION

Geological mapping, prospecting and the examination and sampling of hydrothermally altered rocks have been effective in identifying areas of interest for further exploration at the Shivee Tolgoi property. An old technique of panning samples of sediment, colluvium and crushed rocks commonly used by Russian and Mongolian explorationists has been used for mineralogical studies by either microscopic examination of mineral grains or study of grain mounts in polished sections. This low technology approach has yielded some useful information about mineralization. For example grains of chalcocite, bornite and molybdenite have been discovered in a number of samples from Zone III.

Geochemical sampling with nearly 200 samples collected has been done along east-west lines with 200 metre spacing across zones with greater than seven percent EP chargeability. Samples have been collected at 40 or 80 metre intervals from survey lines in most of the area outlined on Figure 3. The samples are screened using a 0.125 millimetre mesh screen and sample fines are analyzed for arsenic, antimony, copper, zinc, lead, silver, gold, tungsten and barium. Analysis has been done using dated emission spectrographic techniques so results are considered to be only semiquantitative. Anomalous values are regarded to be element concentrations that are detectable using this analytical method. By this rationale arsenic, gold, silver, copper and zinc are deemed to be 'anomalous'. Maximum values obtained are As 200 parts per million (ppm), Cu 200 ppm, Ag 0.3 ppm, and Zn 500 ppm. Gold values are generally between 50 and 1000 parts per billion (ppb) but rare samples with parts per million values have been collected, one having 18.9 ppm. Despite the limitations of the analytical method used, a pattern of clustered multi-element anomalies has emerged on both flanks of the central spine of quartz-alunite alteration in Zone I coincident with the zone of high chargeability. A similar multi-element anomalous area has been outlined across a fairly broad part of Zone III.

Geophysical surveys by induced polarization have been the mainstay of exploration on the property to date by Mongol Gazar Co., Ltd. The company uses their own geophysical crews with ELREC-II (BRGM, France) and DIAPIR-E (ELGI, Hungary) equipment. Time domain with four-second frequency IP surveys are conducted with 100 or 200 metre line spacing using 1200-metre electrode separation and readings along lines at 20 or 40 metre intervals. In total the company has completed 127 kilometres of reconnaissance surveys and 48 kilometres of more detailed surveys. Survey results are presented on maps as both raw data or as processed data using 'Surfer', or other, computer software.

The most useful parameter, chargeability, is shown on Figure 4 and the results provide an array of large anomalies with chargeabilities in excess of seven percent. In Zone I low chargeability marks the central zone of quartz-alunite alteration. Chargeability highs flank this zone, seemingly coincident with a zone of phyllic and clay alteration and multi-element geochemical anomalies, including a number of samples with gold in the order of one gram per tonne. Zone III is within a large IP anomaly with a north-south elongation.

Particularly interesting is Line 410 around 430 East (Figure 5) where it can be postulated that the footwall zone, or margins, of a syenite dyke that crops out provide an attractive target for testing by diamond drilling, similar to mineralization at Oyu Tolgoi. Zone II produces a strong IP response but represents a hidden, deeper target. Rocks at surface form a low ridge with relatively unaltered andesite. However the underlying rocks, where they are exposed in a gulley that cuts the ridge, are pyritic and highly altered by clay minerals. Quartz stockworks nearby (sample AXI, Figure 3) are another indication of porphyry copper style mineralization.

Magnetic surveys generally show an inverse relationship between the IP chargeability anomalies and magnetic responses: zones with high chargeability display little magnetic response, or the other way around. The magnetic surveys are most useful for outlining lithologic units, namely intrusive bodies and their hornfelsed contact zones, fault zones and unaltered mafic-rich volcanic units. The possibility of finding gold-rich cupriferous quartz-magnetite-Kfeldspar and magnetite breccia bodies in the zones with high magnetic response has received only limited geological investigation and remains largely untested on the property.

Previous exploration on the Shivee Tolgoi property was conducted by BHP prior to 1999. They identified areas of interest corresponding to Zones I to III. Their work constituted a preliminary geological examination but information and conclusions from their studies are not known to this writer. Some follow-up geophysical work was done by BHP but no trenching nor drilling was attempted; data and results of these IP surveys have been purchased by Mongol Gazar. This early reconnaissance geophysical survey work was apparently let out to a local contractor. The work identified geophysical IP anomalies that roughly coincide with those recently defined by Mongol Gazar on Zones I to III (Figure 4). However the interpretation of the older results produced by the local contractor resulted in a highly unusual pattern with oddly shaped anomalies that show on their maps as discrete blips that follow the survey lines in the manner of a strings of beads. These results have been judged to be suspect by Mongol Gazar geophysicists and they have therefore repeated the IP surveys in the zones of interest, and over a broader area.

SAMPLING METHOD and APPROACH

Weathering and surficial leaching, especially in the recessive hydrothermally altered rocks makes for poor rock exposure in areas of interest and provides little material to sample that is representative of primary mineralization. A systematic study of the limonites and a leached capping interpretation would be useful in these areas to assess the base metal potential.

Three chip samples taken by the writer were analyzed for gold (sites AX1,2,3 on Figures 3 and 4) in an attempt to gain some indication of mineralizing potential of the hydrothermal systems. Two samples were from quartz stockworks, one from the southernmost part of Zone I and eastern border of Zone II, and the other from the northwestern fringe of Zone III. Both samples contain 0.01 gram gold per tonne. A third sample from chalcedonic quartz lenses at the north end of Zone III contains 8.05 grams gold per tonne. This affirms that there were hydrothermal fluids in Zone III capable of transporting and depositing gold. Assay pulps and sample rejects have been retained and can be analyzed for base metals when a systematic sampling programme commences at the property.

SAMPLE PREPARATION, ANALYSIS and SECURITY

The three chip samples collected were seated in plastic bags, double-bagged in cloth bags and kept in safe keeping by the writer. The samples were prepared and analyzed by fire assay at the Ulaan Baatar laboratory facilities of Analabs Pty Ltd., a subsidiary of Scientific Services Limited, an accredited Australian commercial laboratory service company. The samples were crushed and pulverized in a ringmill to produce a 90 percent less than 75 micron grind. Fifty grams of sample were taken for analysis by fire assay using lead collection and atomic absorption finish; this method provides a 10 parts per billion (ppb) detection limit.

DATA VERIFICATION

Geological mapping and studies of alteration zones have effectively outlined areas of future exploration interest. Geochemical samples, in total only about 200 samples of rock chips and C-horizon 'soil', and analysis by an archaic, semiquantitative emission spectrographic methods, provide little more than a reconnaissance study of some of the areas of interest. Mongol Gazar staff recognize the limitations of both the limited number of samples and the analytical method used. Nonetheless multi-element geochemical anomalies, notably those for gold, have been identified flanking the central part of the Zone I alteration system and in parts of Zone III.

Geophysical surveys cover much of the main areas of interest. The IP chargeability results are summarized on Figure 4. They outline a number of large and intense IP anomalies that coincide with the main zones of hydrothermal alteration. Geophysical surveying is an ongoing activity at the property.

ADJACENT PROPERTIES

Mongolia has one large porphyry copper deposit being mined - the Erdenet deposit. Reserves are reported to be 1,700 million tonnes with 0.54 percent copper, 0.016 percent molybdenum and 0.01 grams gold per tonne. Another deposit with published reserve figures that was known prior to the current exploration cycle is Tsagaan Suvarga where reserves are stated to be 240 million tonnes with 0.53 percent copper, 0.018 percent molybdenum and approximately 0.1 grams gold per tonne (Perelló et al., 2001). Locations of these deposits are shown on Figure 1.

Currently Ivanhoe Mines continues to explore the Oyu Tolgoi porphyry gold-copper deposit located approximately 10 kilometres to the southeast of Shivee Tologi Zone I. Following its discovery in 1996, BHP had identified a significant copper-gold resource in a number of mineralized zones centered on small intrusive bodies and hydrothermal breccia zones.

Mineralization at Oyu Tolgoi is found in a number of intrusive/hydrothermal centres. The main zones of mineralization occur with both advanced argillic alteration as high-sulphidation copper-gold mineralization that overprints a mineralized potassium silicate and quartz-sericite-illite alteration. Elsewhere on the property other gold-copper mineralization is associated with early quartz-potassium feldspar-magnetite alteration, notably sheeted quartz veins with magnetite as well as quartz-magnetite stockworks carrying chalcopyrite, bornite and relatively high gold values. In part of the deposit, mainly in the overprinting advanced argillic alteration zone, a supergene chalcocite blanket has developed. Currently Ivanhoe Mines gives figures for an inferred resource of 820.7 million tonnes containing 0.52 grams gold per tonne and 0.38 percent copper at a cutoff grade of 0.30 percent copper-equivalent. Resource figures at various cutoff grades are listed; using a cutoff grade of 0.5 percent copper-equivalent Ivanhoe Mines states resources at Oyu Tolgoi deposit of 468.5 million tonnes containing 0.70 grams gold per tonne and 0.48 percent copper (Ivanhoe Mines, March 29, 2002).

At Kharmagtai, about 120 kilometres north-northwest of Shivee Tolgoi, a large exploration programme by Ivanhoe Mines involves extensive trenching and diamond drilling. This exploration programme is currently following up on encouraging results from the 1995 to 1997 work performed by Quincunx Gold Exploration Limited. Current exploration is pursuing, among many targets, a Quincunx drill intercept that returned 3.08 grams gold per tonne and 1.89 per cent copper over an interval of 72 metres (Ivanhoe Mines, 2002).

Exploration activity seems to be on the upswing in the Southern Mongolian belt and in the Shivee Tolgoi area (see Figures I and 2). Exploration that started in the mid- to late 1990's on a number of properties has been resurrected, and new prospects and prospective areas for exploration have been identified

INTERPRETATION AND CONCLUSIONS

Geological models for porphyry copper-gold mineralization, and good exploration targets, are supported by the styles of alteration observed on the Shivee Tolgoi property. The alteration zones are spatially associated with a number of small quartz-bearing intrusions and quartz-feldspar porphyry and syenite dykes. Quartz stockworks that are the diagnostic attribute of porphyry copper deposits have been noted in some parts of Zones I and III.

The large advanced argillic (quartz-alunite) alteration zone that defines Zone I is indicative of a barren porphyry copper lithocap. However the flanking, recessive weathering zone with sericite/illite and clay alteration that is coincident with high EP chargeability and anomalous gold values in soil and rock samples, is a priority target for further exploration. In addition this geological setting is also permissive for the discovery of structurally controlled and/or replacement type high-sulphidation, epithermal gold-silver-base metal deposits.

Weathering of outcrops and near surface oxidation of the hydrothermally altered rocks in Zone III warrants a leached capping study of the limonitic zones and a primary grade interpretation. While the mineralogical indications based on the presence of only small amounts of limonite minerals suggest only slight potential for the development a substantial supergene zone, the IP data suggest otherwise. Thus there is some potential, at least in Zone III, to discover an underlying zone of supergene copper enrichment, assuming a primary copper deposit is present at depth.

An auriferous quartz veins with 8 grams gold per tonne in a single chip sample, from the northeastern part of Zone III, attests to the capacity of this hydrothermal system to transport and deposit gold.

RECOMMENDATIONS

Two phases of exploration are recommended. The resources committed to each phase are given in the following section on Cost Estimate. Priority areas are Zones I and III on concession 3148X, S ivee Tolgoi. A secondary priority, Zone II, should be tested later by drilling. In successive exploration programmes other zones of interest should be explored further by IP surveys, geological mapping and systematic sampling in the Shivee Tolgoi concession and outside it, such as at Togoo Uul in concession 3136, and also concession 315OX.

The most expedient way to assess the mineralization is to conduct an extensive trenching programme with mechanized trenching by excavator. Trenching should be done along east-west lines and locations should be determined by geologists on the basis of their alteration studies coupled with IP data, notably high chargeability zones.

Geological mapping and sampling should take place in all trenches. Systematic and continuous rock chip assay samples should be taken from zones of interest in all the trenches; ideally all trenches should be sampled along their full lengths. Assay samples should be analyzed in a certified commercial geochemical service laboratory using high-quality fire assay for gold as well as standard multi-element analysis for other metals. Quality control by use of blanks, standards and hidden duplicate samples should be a priority item. All data should be recorded and maintained in digital data bases.

Soil geochemistry in areas where the existing reconnaissance surveys have identified anomalous zones should be repeated and samples analyzed using high-accuracy laboratory analyses. Soil sampling, with high quality laboratory analysis, should be extended throughout the main zones of interest shown on Figure 3 and beyond, as well as other sites of interest on the property.

There is a need for an independent reassessment of all geophysical data collected to date. Based on this analysis, additional geophysical surveys should be conducted where needed.

Geological mapping and examination on surface by geologists should continue in the main areas of interest in order to guide the trenching and sampling programme. Prospecting and geological investigation should be devoted to other parts of concessions 3148X and 3150X. During Phase 11 substantial resources should be devoted to a systematic examination of Togoo Uul alteration zone, and other mineral prospects and areas with indications of mineralization in concession 3136X.

Drilling of selected targets in Zones I and III, using coring diamond drills, is a priority. It can commence once geological mapping and alteration studies are done, assay results from the trenching programme have been evaluated and this information is integrated with geophysical and soil geochemical data. Drilling on Zone II, and possibly other exploration targets, can be done at a later date. It is expected that a Canadian Project manager will be appointed, chiefly to supervise the drill programme. Mongolian geologists of Mongol Gazar Co., Ltd will constitute most of the exploration team. They will be relied on to provide expertise on local and regional geology and to collect and manage the trench and geochemical sampling programmes,

Cost Estimate

Costs relate to work conditions in Mongolia; as much as is feasible Mongol Gazar will provide equipment, personnel and experience to the project. Expenditures have been agreed to in the option agreement by which there is a commitment to exploration expenses in the first year of the agreement of $500,000. The application of expenditures is outlined below (all costs in United States dollars).

Phase I

Management, Professional and Overhead Costs
Exploration and camp personnel	$70,000
Travel	$20,000
Vehicle rentals	$17,500
Accommodation	$35,000
Trenching	$25,000
Geophysical surveying	$15,000
Diamond drilling (all inclusive cost for 2000 metres @ $ 100/metre)	$200,000
Geochemical analyses and assays	$65,000
Miscellaneous - Field supplies, rentals, freight, communications	$10,000
Contingencies @ 10%	$45,750

Total, Phase I	$503,250

Contingent on a favourable independent review of the results of Phase I, a second phase of exploration should commence during the second year of the option agreement.

Phase II
Management, Professional and Overhead Costs
Exploration and camp personnel	$85,000
Travel	$30,000
Vehicle rentals	$20,000
Accommodation	$38,000
Trenching	$20,000
Geophysical surveying	$18,000
Diamond drilling (all inclusive cost for 6000 metres @ $100/metre	$600,000
Geochemical analyses and assays	$93,750
Miscellaneous - Field supplies, rentals, freight, communications	$12,000
Contingencies @ 10%	$91,675

Total, Phase II	$1,008,425

REFERENCES

Arribas, A., Jr. (1995): Characteristics of High-Sulfidation Epithermal Deposits and Their Relation to Magmatic Fluids: Mineralogical Association of Canada, Short Course Series, v. 23, pp. 419-454.

Ivanhoe Mines (2002): Mongolia Projects: Turquoise Hill (Oyu Tolgoi) Gold and Copper Project, from Internet website: www.ivanhoemines.com

Perelló, J., Cox, D., Garamjav, D., Sanjdorj, S., Diakov, S., Schissel, D., Munkhbat T-O., and Oyun, G. (2001): Oyu Tolgoi, Mongolia: Siluro-Devonian Porphyry Cu-Au-Mo and High-Sulfidation Cu Mineralization with a Cretaceous Chalcocite Blanket; Economic Geology, v. 96, pp. 1407-1428.

Sengör, A.M.C., Natal'in, B.A., and Burtman, V.S. (1993): Evolution of the Altaid Tectonic Collage and Paleozoic Crustal Growth in Eurasia; Nature, v. 364, pp. 299-307.

Sillitoe, R.H. (1995): Exploration of Porphyry Copper Lithocaps; in Proceedings Pacific Rim Congress 1995 (PACRIM), The Australian Institute of Mining and Metallurgy, Melbourne, pp. 527-532.

Sillitoe, R.H. (1999): Styles of High-Sulphidation Gold, Silver and Copper Mineralisation in Porphyry and Epithermal Environments; in Proceedings Pacific Rim Congress 1999 (PACRIM), The Australian Institute qf Mining and Metallurgy, Melbourne, pp. 29-44.

Sillitoe, R.H., Gerel, O., Dejidma, G., Gotovsuren, A., Sanjaadorj, D., Baasanjdorj, S. and Bat-Erdene, D. (1996): Mongolia's Gold Potential; Mining Magazine, July 1996, pp. 12-15.

CERTIFICATE

I, ANDREJS PANTELEYEV, Consulting Geologist, and President of XDM Geological Consultants, Inc., with residence and business address at 1678 Hillview Avenue, Victoria, British Columbia, do hereby certify that:

1. I am a graduate of the University of British Columbia with B.Sc. (1964) Honours Geology, M.Sc. (1969) and Ph.D. (1976).

2. I have practiced my profession as a geologist, within government, the private sector, and as a consulting geologist in the Canadian Cordillera and in parts of the United States, Argentina, Bolivia, Chile, Perú, Mongolia and China for more than 37 years. Work has included detailed geological investigations of mineral districts, examinations of, and reporting on, a broad spectrum of mineral prospects and comprehensive mineral property, district and regional metallogenic assessments. I have had experience in 1997 with exploration for porphyry copper-gold deposits in the Southern Gobi region of Mongolia.

3. I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1972. I am a Fellow of the Geological Association of Canada and a member of The Prospectors and Developers Association of Canada and Society of Economic Geologists.

4. I personally examined parts of the exploration concession containing the Shivee Tolgoi copper-gold prospect on June 01 and 02, 2002, and a number of other mineral showings and alteration zones on the contiguous concession to the west on June 04, 2002.

5. I am a "qualified person" for purposes of National Instrument 43-101. Relevant experience with regard to the foregoing report includes numerous personal examinations, geological studies, and related research projects directed to a large number of porphyry copper-molybdenum and gold deposits in the Cordilleras of North and South America,

6. I have prepared all sections of the foregoing report, which is based on personal observations but also includes information and data provided by senior geological staff of Mongol Gazar. Co., Ltd the original owners of the three concessions that constitute the Shivee Tolgoi property. The diagrams accompanying this report were prepared by MAF Geographix from information provided to the writer by Mongol Gazar Co., Ltd.

7. As of the date of this certificate, I am not aware of any material fact or material change with respect to the subject matter of the foregoing technical report which is not reflected in the report, the omission to disclose which makes the technical report misleading.

8. I am not currently, nor am I under an agreement, arrangement or understanding or expect to become, an insider, associate, affiliated entity or employee of Entrée Resources Inc. or of an insider or affiliated entity of the issuer. I am not under an agreement, arrangement or understanding or expect to become, a partner of the issuer or of an insider or affiliated entity of the issuer.

9. I do not own, directly or indirectly, nor am I under an agreement, arrangement or understanding or expect to acquire, any securities of Entrée Resources Inc. or of an affiliated entity of the Company. I hold no interest, directly or indirectly, in the mineral property that is the subject of the foregoing technical report or in any adjacent mineral property.

10. I have read National Instrument 43-101 and Form 43-101F1 and the foregoing technical report has been prepared in conformity with this Instrument and Form 43-101F1 and generally accepted Canadian mining industry practice.

11. I hereby give consent to Entrée Resources Inc. to reproduce this report or any part thereof for financing purposes, provided however, that no portion may be used out of context in such a manner as to convey a meaning which differs from that set out in the whole.

Dated at Victoria, British Columbia, this 27th day of June, 2002:

Signed and sealed by:

/s/ Andrejs Panteleyev

Andrejs Panteleyev, Ph.D., P.Eng